FILE NO. 70-09613




                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C.  20549

                                    AMENDMENT NO. 1
                                          TO
                                 APPLICATION/DECLARATION
                                           ON
                                        FORM U-1
                                      UNDER THE
                     PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

           CONSOLIDATED EDISON, INC.		       NORTHEAST UTILITIES
           4 Irving Place				                174 Brush Hill Ave
           New York, New York  10003		       West Springfield, MA 01090-0010


       (Names of companies filing this statement and addresses of principal executive offices.)

                            CONSOLIDATED EDISON INC.

                      (Name of top registered holding company)

          Peter A. Irwin				               Cheryl W. Grise
          Consolidated Edison, Inc.	       General Counsel
          4 Irving Place			               	Northeast Utilities Service Company
          New York, New York  10003 	      107 Selden Street
					                                       Berlin, CT 06037

            (Name and address of agents for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

        J.A. Bouknight, Jr.			        Jeffrey C. Miller, Esq.
        Douglas G. Green			           Assistant General Counsel
        James B. Vasile			            Northeast Utilities
        Steptoe & Johnson LLP		        Service Company
        1330 Connecticut Ave, NW		    107 Selden Street
        Washington, D.C.  20036-1795	 Berlin, CT 06037





Item 6. Exhibits and Financial Statements

(a)	Exhibits

a.1	Certificate of Incorporation of New CEI (Incorporated by reference to
Exhibit A to the Merger Agreement of Consolidated Edison and Northeast Utilities' Joint Proxy and Registration Statement on Form S-4 filed on March 1, 2000, Registration No. 333-31390).

b.1	Amended and Restated Agreement and Plan of Merger(Incorporated by
reference to Annex A of Consolidated Edison and Northeast Utilities' Joint Proxy and Registration Statement on Form S-4 filed on March 1, 2000, Registration No. 333-31390).

c.1	Joint Proxy and Registration Statement on Form S-4 (Incorporated by
reference to Consolidated Edison and Northeast Utilities' Joint Proxy and Registration Statement on Form S-4 filed on March 1, 2000, Registration No. 333-31390).


d.1	Application to FERC

d.2	Filing made with the DPUC*

d.3-1  Filing made with the MPUC
d.3-2  Order of the MPUC

d.4	Filing made with the DTE*

d.5	Filing made with the DOR*

d.6	Filing made with the NHPUC

d.7	Filing made with the NJBPU

d.8	Filing made with the NYPSC

d.9	Filing made with the PAPUC

d.10-1	Filing made with the VPSB
d.10-2	Order of the VPSB

d.11	Filing made with the NRC*

f.1	Legal Opinions*

g.1	Financial Data Schedules*

h.1	Form of Notice*

i.1	Gas Retention Analysis*

(b)	Financial Statements*


* To be filed by amendment


                            SIGNATURES

	Pursuant to the requirement of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date: April 12, 2000



                         Consolidated Edison, Inc.

                    					By     /s/ Joan S. Freilich
					                    Name:  Joan S. Freilich
					                           Title: Executive Vice President and
                                     Chief Financial Officer


                    					Northeast Utilities

                    					By /s/Randy A. Shoop
					                    Name: Randy A. Shoop
					                    Title: Assistant Treasurer-Finance